Exhibit 12
CONOCOPHILLIPS AND CONSOLIDATED SUBSIDIARIES
TOTAL ENTERPRISE
Computation of Ratio of Earnings to Fixed Charges

	Millions of Dollars
	Three Months Ended
	March 31
	2009	2008

Earnings Available for Fixed Charges
Income from continuing operations before income taxes and noncontrolling interests	$2,023	7,558
Distributions less than equity in earnings of 50-percent-or-less-owned companies	(324)	(989)
Fixed charges, excluding capitalized interest*	411	274

	$2,110	6,843

Fixed Charges
Interest and debt expense, excluding capitalized interest	$310	207
Capitalized interest	118	157
Interest portion of rental expense	52	43
Interest expense relating to guaranteed debt of 50-percent-or-less-owned companies	-	-

	$480	407

Ratio of Earnings to Fixed Charges	4.4	16.8

*Includes amortization of capitalized interest totaling approximately $49 million in 2009 and $24 million in 2008.
Earnings available for fixed charges include, if any, our equity in losses of companies owned less than 50 percent and having debt for which the company is contingently liable. Fixed charges include our proportionate share, if any, of interest relating to the contingent debt.
Earnings available for fixed charges include, if any, 100 percent of the losses of companies owned greater than 50 percent that have debt for which we are contingently liable. Fixed charges include 100 percent of interest and capitalized interest, if any, relating to the contingent debt.